Core strength, sustainable growth

ArcelorMittal

Lakshmi Mittal, Chairman and CEO

Investor Day - 23 September 2011



Disclaimer

ArcelorMittal

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Today's agenda

ArcelorMittal

- Outlook and strategy
  - Core strength, sustainable growth
  - Implementing savings, executing growth
- Mining
  - Building a World-Class Mining business
  - Mining: a commercial approach
- Value-added leadership
  - ArcelorMittal Research and Development
  - Leadership in the Automotive steel market

Relentless focus on safety

ArcelorMittal

Annual Health and Safety* (mining and steel)



3.2
2.8
2.4
2.0
1.6
1.2
0.8
0.4
0.0
3.1
2.5
1.9
1.8
1.4
1.0
2007
2008
2009
2010
1H11
2013

- Employees are our most valuable asset
- Safety is our number one priority
- We have shown steady improvement in our performance but we recognise there is still further improvement to be made:
  - Executive remuneration linked to safety performance
  - Maintaining significant levels of H&S investment
  - Injury tracking and reporting database to monitor injuries, lost days and significant events in place
  - Fatality prevention and process standards, and 'golden rules' introduced
  - 'Shop Floor' auditing procedure rolled-out
  - Fifth annual H&S awareness day held (April 2011)
- Our goal is to be the safety leader in our industry

Safety remains the Number-1 priority of ArcelorMittal

* IISI-standard: Fr = Lost Time Injuries per 1.000.000 worked hours; based on own personnel and contractors

Core strengths

ArcelorMittal

- High quality core assets
  - Utilising 78% of our capacity ArcelorMittal delivered an average EBITDA/tonne of >$150 in Q2'11
  - ~40% of "steel EBITDA" in 1H2011 was generated from production outside Europe/North America
- Industry leading automotive steel franchise
  - 40% share of core markets
  - Higher (and growing) market share in advanced high strength steels
- A world-class and growing mining business
  - 4.2bn tonnes of iron ore reserves with a further 11.3bn tonnes of resources
  - Competitive on cost and quality; margins on "marketable tonnes" comparable with industry leaders
- Good track record of consistent management gains
  - $3.6bn achieved since 2008 and on track for $4.8bn by end 2012
  - New $1bn Asset Optimisation Plan launched to generate sustainable EBITDA improvement
- A strong balance sheet
  - 5yr average maturity with no covenants on term debt*
  - $12.3bn of liquidity at Q2'11

Core strengths place ArcelorMittal in a strong position to respond to evolving markets

* Covenant of 3.5x Net Debt/EBITDA applies only to outstanding liquidity lines ($10.6bn of which $1.5bn drawn at 30 June 2011)

Today's market conditions:

- Demand (orders) not showing signs of real demand deterioration
- Raw material prices are stable
- Steel prices are stable in most markets and rising in the US


US HRC prices (US$/st)
1200
1000
800
600
400
200
0
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09
Feb-10
Apr-10
Jun-10
Aug-10
Oct-10
Dec-10
Feb-11
Apr-11
Jun-11
Aug-11
Price correction after Q1'11 restock rally
Each US price correction sees prices fall to a higher level than the previous correction

A volatile recovery

Source: Bloomberg

Scrap and raw material prices remain stable

- US Heavy Melt Scrap price (US$/t) remains stable



700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
Aug-07
Nov-07
Feb-08
May-08
Aug-08
Nov-08
Feb-09
May-09
Aug-09
Nov-09
Feb-10
May-10
Aug-10
Nov-10
Feb-11
May-11
Aug-11

Scrap prices indicate demand stability rather than collapse

Source: Bloomberg

Inventory levels are supportive

ArcelorMittal

Europe Service Centre Inventories (Mn MT)



2600
2400
2200
2000
1800
1600
1400
1200
1000
3.6
3.4
3.2
3
2.8
2.6
2.4
2.2
2
1.8
1.6
EU (EASSC)
Months Supply
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11

US Service Centre Total Steel Inventories (Mn MT)



14000
12000
10000
8000
6000
4000
2000
0
3.6
3.4
3.2
3
2.8
2.6
2.4
2.2
2
USA (MSCI)
Months Supply
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11

Brazil Service Centre Inventories (Mn MT)



1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
4.5
4
3.5
3
2.5
2
1.5
Flat stocks at service centres
Months of supply
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11

China Inventories in 25 Major Cities (Mn MT)



20
18
16
14
12
10
8
6
4
2
Flat
Long
Jan-07
May-07
Sep-07
Jan-08
May-08
Sep-08
Jan-09
May-09
Sep-09
Jan-10
May-10
Sep-10
Jan-11
May-11
Sep-11

Inventory levels are consistent with demand in all regions other than Brazil

Source for steel inventories: Eurofer for EU; MSCI for USA; World Steel for China and Inda for Brazil

Currency could be a support

ArcelorMittal

- Steel is a US$ commodity, weaker local currencies reduce local costs in $ terms



Brazilian Real : US Dollar
2.0
1.9
1.8
1.7
1.6
1.5
Apr-10
Jun-10
Aug-10
Oct-10
Dec-10
Feb-11
Apr-11
Jun-11
Aug-11
South African Rand : US Dollar
8.5
8.0
7.5
7.0
6.5
6.0
Apr-10
Jun-10
Aug-10
Oct-10
Dec-10
Feb-11
Apr-11
Jun-11
Aug-11
Mexican Peso : US Dollar
14.0
13.5
13.0
12.5
12.0
11.5
11.0
Apr-10
Jun-10
Aug-10
Oct-10
Dec-10
Feb-11
Apr-11
Jun-11
Aug-11
EUR : US Dollar
0.90
0.85
0.80
0.75
0.70
0.65
0.60
Apr-10
Jun-10
Aug-10
Oct-10
Dec-10
Feb-11
Apr-11
Jun-11
Aug-11

Weaker local currencies could if sustained support local margins

Source: Bloomberg

Destocking capacity is limited

ArcelorMittal

- US inventories today are 25% below 2008 peak level; crisis low was 50% below peak level…

ArcelorMittal Group Shipments of Finished Steel (000t)



Combination of weak demand and a destock that lasted 3 quarters
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11

US Service Centre Inventories* (kt)



US Service Centre Inventories (tonnes)
Inventory/Shipments (MoS)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
12,000
10,000
8,000
6,000
4,000
2,000
0
Jan 08
Mar 08
May 08
Jul 08
Sep 08
Nov 08
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09
Jan-10
Mar-10
May-10
Jul-10
Sep-10
Nov-10
Jan-11
Mar-11
May-11
Jul-11

- Auto inventories are low by historical standards

	Million Units			Expressed as Months of Supply		
	Q2'08	Q3'11	Change	Q2'08	Q3'11	Change
USA**	2.9	1.9	-34%	2.4	1.8	-25%
EU27***	4.8	3.6	-25%	3.6	3.0	-17%

Inventories of steel-intensive goods are also supportive

Note: MoS is defined as months of supply; Source: *MSCI; **Ward's ; *** JD Power estimate (EU27 months supply higher as net exporter)

Lead indicators do suggest a slowdown

ArcelorMittal

- Regional leading indicators (PMI data) points to decelerating global economy



Expansion
Contraction
65
60
55
50
45
40
35
30
China
Euro Area
USA
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11

- Consumer confidence under pressure
- Risks of recession have increased but <u>low-growth scenario still more likely*</u>
- Sustainable pick-up in construction delayed until after 2012

Leading indicators are suggesting low/zero growth rather than a repeat of the 2008/09 crisis

*Low-growth scenario suggests low single-digit growth in developed world apparent steel consumption (ASC); a consumer-sentiment driven technical recession could lead to a low single-digit decline in developed world ASC; a deeper Euro-debt crisis with negative YoY GDP growth could see low double-digit decline in developed world ASC

Accelerating plans to improve EBITDA

ArcelorMittal

- **$1.2bn Management gains:** we exited 2Q'11 at $3.6bn of gains; target remains $4.8bn by end 2012 but we will look to achieve this as quickly as possible

- **$1bn Asset optimisation plan:** focus of maximising production at lowest cost facilities targets $1bn EBITDA improvement by end-2012

$2.2bn of additional EBITDA capability by end 2012

Our reaction to the increased risk of recession is to accelerate EBITDA-improvement plans

Sustainable growth

ArcelorMittal



Upgraded railway line linking mine with port at Liberia

China's steel demand following precedents

ArcelorMittal

- Economic development is characterised by strong, early phase steel demand growth – China is no different

Cumulative crude steel apparent consumption (kg/capita)



40000
35000
30000
25000
20000
15000
10000
5000
0
1905
1910
1915
1920
1925
1930
1935
1940
1945
1950
1955
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005
Germany
USA
France
S. Korea
China

China's steel demand growth is sustainable near term

Note: Between 1900 and 1949 crude steel production per capita as approximation for demand as no data available

Sources: WSA for crude steel ASC; Global Insight and UN Data statistics for population; ArcelorMittal Corporate Strategy team analysis

China steel demand growth will continue

ArcelorMittal

- China steel growth shifting from East/North to South/Southwest


Apparent steel consumption (million tonnes)
900
800
700
600
500
400
300
200
100
0
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
Northwest
Northeast
Southwest
South
North
East
Demand projections

China's steel demand growth is expected to be sustained

Sources: NBS, Mysteel, local governments' 12th 5-year plans, ArcelorMittal Corporate Strategy

China will keep global raw material supplies tight

ArcelorMittal

- China steel demand growth is expected to continue to absorb new supply of iron ore, keeping global supply/demand tight

Global iron ore supply/demand outlook (Mn tonnes)



World Iron Ore Demand
World Iron Ore Production
Iron Ore Demand/Production
3300
2800
2300
1800
1300
800
2010
2011
2012
2013
2014
2015
2016
Supply/Demand projections

Iron ore supply forecast to keep pace with demand, with no significant excess

Source: ArcelorMittal Corporate Strategy

But it's not just a China story

ArcelorMittal

- Outside China there is significant, broad-based growth in steel consumption


Developing world ex-China:
Over 4 billion people
Large populations in India, MENA, CIS, Brazil, parts of SE Asia
Many of these countries are well engaged on the path of industrialisation and urbanization growth
Over 400m tonnes steel consumption
5.6% CAGR 2000-2010
Crude steel consumption per capita 2010 (kg)
60
102
450
400
India
Other developing world
China
Developed World*
Developed world:
Ca. 1bn people
Low population growth
Post-industrial service based economies
Declining steel consumption

We expect continued growth in steel consumption in the developing world

*US, Canada, EU-15, Japan, Korea, Taiwan, Oceania;

Sources: WSA, ArcelorMittal Corporate Strategy analysis

We are exposed to growth engines

ArcelorMittal

- Over 1/3 of our current shipments are to emerging markets

Average real GDP Growth by decade (%)



3.3
1.9
2.8
2.4
3.7
3.9
2.3
1.5
1.8
5.5
5.8
3.5
10.7
9.8
8.4
1.0
0.8
1.5
2.1
4.5
4.5
3.8
4.7
4.4
6.2
6.4
6.4
Total Asia excl. Japan
2.5
3.5
4.1
China
Emerging
Developed
1990-99 2.7%
2000-09 2.6%
2010-19 3.5%
10

- Medium term growth prospects focused on developing regions
- Approximately 1/3 of our shipments currently to emerging markets
- We are already the No1 steel producer in Brazil and Africa and the second largest in the CIS
- We can leverage this platform for our capacity growth
- Immediate targets remain Brazil and India

~40% of AM "Steel EBITDA" currently generated from production assets outside EU/North America

Source: ArcelorMittal Corporate Strategy analysis

High capex will constrain supply growth

ArcelorMittal

- Returns on greenfield steel capex are unattractive


Typical capex per tonne for HRC (US$/t)
1400
1200
1000
800
600
400
200
0
Greenfield
Brownfield

– Capacity growth in developed world constrained by environmental considerations

– Beyond China, capacity growth in developing world is not keeping pace with demand growth

– Typical greenfield capacity would require an EBITDA/t margin of ~$250/t to deliver a 15% post-tax* return on investment

Margins need to improve before new capacity is justified outside China

Source: ArcelorMittal Corporate Strategy analysis; *Note assumes a tax rate of 30%

Mining represents a key growth engine

ArcelorMittal

- Our mining segment (based on marketable tonnes only) represents 25% of current EBITDA
- Existing margins on our "marketable" iron ore are comparable with industry leaders
- Our marketable tonnes are expected to double over the next 5 years



Iron ore EBITDA margin 1H 2011*
80%
60%
40%
20%
0%
Producer 1
Producer 2
Producer 3
Producer 4
Producer 5
ArcelorMittal*



ArcelorMittal iron ore production growth plan (kt)
Cost plus tonnage
Marketable tonnage
90000
80000
70000
60000
50000
40000
30000
20000
10000
0
2010
2011F
2012
2013
2014
2015
Marketable production
Cost-plus production
97% Growth
41% Growth

ArcelorMittal expects to increase iron ore production by >70% through 2015

*Notes: ArcelorMittal EBITDA margin based on market-priced tonnes (i.e. excludes cost-plus tonnes from Revenue and EBITDA); "Producers" include BHP, Fortescue, Kumba, Rio Tinto and Vale. Competitor data sourced from public information and has been prepared on a comparable periodic basis.

While maintaining our core growth plans

ArcelorMittal

- We continue to invest aggressively in our Mining assets

Main projects		Status
Mining Growth plan	- **AMMC (Canada)** - increase concentrator capacity by 8mt pa (16 to 24mtpa)	• Completion expected in 2013
	- **Andrade Mines (Brazil)** - iron ore expansion to 3.5mt pa	• Completion expected in 2012
	- **Liberia phase 1** - Production start up of 1mtpa	• Completed in Q2 2011
	- **Liberia phase 1** - Ramp up to 4mtpa	• Completion expected by end 2012
	- **Liberia phase 2** - Ramp up to 15mtpa of iron ore concentrate by 2015 with investment in concentrator plant (subject to approval)	• Completion expected by 2015
	- **Baffinland greenfield** - Project under study	• FS completion by end- 2011

Core growth projects offer attractive returns based on conservative long-run assumptions

Conclusions



Core strength, sustainable growth

ArcelorMittal

- We are **profitable**: in 2Q'11 we generated EBITDA >$150/t on annualised shipments of 89Mt (~75% of capacity)
- We are **diversified**: 25% of EBITDA from "marketable" iron ore and coal; ~40% of remaining "steel" EBITDA generated from production outside North America/Europe
- We are **prepared**: The economic outlook is uncertain and it remains to be seen how demand will evolve; but our core assets are very competitive and our footprint is flexible
- We are **strong**: Balance sheet far stronger today as compared to 2008/09 crisis; no significant debt maturities within next 18 months; covenants apply only to liquidity lines
- We are **committed to growth**: We are growing our mining business and expanding our value-added capacity

Our new $1bn Asset Optimisation Plan further supports sustainable EBITDA

Contacts

ArcelorMittal

Daniel Fairclough – Global Head Investor Relations
daniel.fairclough@arcelormittal.com
+44 207 543 1105

Hetal Patel – UK/European Investor Relations
hetal.patel@arcelormittal.com
+44 207 543 1128

Maureen Baker – Fixed Income/Debt Investor Relations
maureen.baker@arcelormittal.com
+33 1 71 92 10 26

Steve John – SRI Relations
steve.john@arcelormittal.com
+44 203 214 2854

Thomas A McCue – US Investor Relations
thomas.mccue@arcelormittal.com
+312-899-3927

Lisa Fortuna – US Investor Relations
lisa.fortuna@arcelormittal.com
+312-899-3985